Mail Stop 4561

      December 20, 2005


VIA U.S. MAIL AND FAX 1-212-363-4231

Mr. Sean Deson
Chief Financial Officer
Activeworlds Corp.
40 Wall Street Floor 58
New York, NY 10005


RE: Activeworlds Corp.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarters ended March 31, 2005 and June 30,
2005
File no. 001-15819

Dear Mr. Deson:

      We have reviewed your response letter dated November 17,
2005
and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-QSB

Note 5 - Related Party Transactions - Warrants, page 5

1. We have reviewed your response to our prior comment number one. Based on your response, it is unclear how you determined that a liquidity discount and a probability discount were appropriate in your valuation calculation. It does not appear that your determination of fair value is consistent with the valuation methodology (i.e. Black-Scholes) described. Please advise us or revise accordingly to exclude the discounts.

*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact me, at (202) 551-3413 if you have questions.



						Sincerely,



Cicely D. Luckey
Accounting Branch Chief



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Activeworlds Corp.
December 20, 2005
Page 1